UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Financial Results and Business Update for the Six Months Ended June 30, 2022

Powerbridge Technologies Co., Ltd. (the “Registrant”)’s financial results and business update for the six months ended June 30, 2022 is attached as Exhibit 99.1 hereto and is incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the Registrant on Form F-3 (Registration No.333-253395).

Resignation and Appointment of Directors

On November 4, 2022, the Company issued a press release entitled “Resignation and Appointment of Directors”. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Notice, Proxy Statement and Proxy Card for Annual Shareholder Meeting

The Registrant is filing this Report on Form 6-K to provide its proxy statement for the annual shareholder meeting (the “Meeting”) for the fiscal year ended December 31, 2021. The Meeting will be held December 5, 2022, at 3:00 a.m., EST, at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China People’s Republic of China. A copy of the proxy statement and proxy card is attached hereto as Exhibit 99.3 and 99.4, respectively.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Powerbridge Technologies Co., Ltd. Reports Financial Results and Business Update for the Six Months Ended June 30, 2022

99.2	Resignation and Appointment of Directors

99.3	2022 Notice of Annual General Meeting and Proxy Statement

99.4	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 4, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor Chief Executive Officer

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